STEVENS & LEE

LAWYERS & CONSULTANTS

620 Freedom Business Center

Suite 200

P. O. Box 62330

King of Prussia, PA 19406

(610) 205-6000 Fax (610) 337-4374

www.stevenslee.com

July 9, 2009

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Phone:	(202) 551-3658
Fax:	(202) 772-9217

Re:	Eastern Insurance Holdings, Inc.

Form 10-K for Fiscal year Ended December 31, 2008,

Filed on March 13, 2009

File No. 001-32899

Dear Mr. Rosenberg:

On behalf of Eastern Insurance Holdings, Inc. (the “Company”), we are writing to inform you that the Company is in receipt of your letter dated July 6, 2009, which set forth comments to the Company’s above referenced filing. The Company intends to provide a response to your letter on or before August 17, 2009.

If you have any questions with respect to the foregoing, please do not hesitate to contact me at (610) 205-6029.

Very truly yours,

STEVENS & LEE

/s/ John D. Talbot
John D. Talbot

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